SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January , 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Exhibit 1

Telesp Celular Participações S.A.
public company

Notice to Shareholders

Pursuant to the announcement (fato relevante) made public on December 29, 2003, Telesp Celular Participações S.A. (“TCP”) and Tele Centro Oeste Celular Participações S.A. (together with TCP, “Companies”) have suspended the date for the carrying out of the general meetings of shareholders (“Meetings”) that will resolve upon the merger of shares (“Merger of Shares”) of Tele Centro Oeste Celular Participações S.A. (“TCO”), previously scheduled to occur on January 7, 2004.

Although the management of the Companies are still analyzing the decision issued by the Comissão de Valores Mobiliários relating to the Merger of Shares, TCP has decided temporarily to extend the term for the election to convert preferred shares into common shares (“Conversion”), in order to comply with US laws, which require the establishment of a date for such election.

Shareholders who intend to elect to Convert may do so at Companhia Brasileira de Liquidação e Custódia - CBLC or at Banco ABN Amro Real S.A. (“Banco ABN Real”), the custodians of the Companies shares.

To elect to Convert at CBLC, the same procedures mentioned in the Public Announcement made public on November 19, 2003, must be observed and the shareholder must ask its custodian to elect to Convert at CBLC, until February 02, 2004, indicating the number of preferred shares to be converted.

To elect to Convert at Banco ABN Real, the same procedures mentioned in the Public Announcement made public on November 19, 2003 must also be followed, and the shareholder must make such election until January 27, 2004, at any branch of Banco ABN Real.

After the shareholder elects to Convert, be it at CBLC or at Banco ABN Real, the preferred shares will no longer be available for trading. They will be released for trading on February 04, 2004.

The withdrawal of the election to Convert may be made at the same institution to which the election to Convert is made, during the same procedure available for the election to Convert.

São Paulo, January 06, 2004

Telesp Celular Participações S.A.

Fernando Abella Garcia
Investors Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:January 07, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.